Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Dec-2025	31-Jan-2026
Determination Date	12-Feb-2026	
Record Date	13-Feb-2026	
Payment Date	17-Feb-2026	
Interest Period of the Class A-1, A-2B Notes (from... to)	21-Jan-2026	17-Feb-2026 Actual/360 Days 27
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	21-Jan-2026	15-Feb-2026 30/360 Days 24

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	309,710,000.00	309,710,000.00	233,903,057.07	75,806,942.93	244.767502	0.755232
Class A-2A Notes	264,644,000.00	264,644,000.00	264,644,000.00	0.00	0.000000	1.000000
Class A-2B Notes	200,000,000.00	200,000,000.00	200,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,644,000.00	464,644,000.00	464,644,000.00	0.00	0.000000	1.000000
Class A-4 Notes	66,002,000.00	66,002,000.00	66,002,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,305,000,000.00**	**1,305,000,000.00**	**1,229,193,057.07**	**75,806,942.93**		
Overcollateralization	195,003,353.89	195,003,353.89	217,500,486.31			
Total Securitization Value	**1,500,003,353.89**	**1,500,003,353.89**	**1,446,693,543.38**			
present value of lease payments	738,431,273.82	738,431,273.82	684,440,045.58			
present value of Base Residual Value	761,572,080.07	761,572,080.07	762,253,497.80			

	Amount	Percentage
Initial Overcollateralization Amount	195,003,353.89	13.00%
Target Overcollateralization Amount	217,500,486.31	14.50%
Current Overcollateralization Amount	217,500,486.31	14.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	75,806,942.93	244.767502
Class A-2A Notes	3.830000%	675,724.35	2.553333	675,724.35	2.553333
Class A-2B Notes	4.052000%	607,800.00	3.039000	607,800.00	3.039000
Class A-3 Notes	3.930000%	1,217,367.28	2.620000	1,217,367.28	2.620000
Class A-4 Notes	3.970000%	174,685.29	2.646667	174,685.29	2.646667
Total		**2,675,576.92**		**$78,482,519.85**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,003,186.20**	**1,425,003,186.20**	**1,371,693,375.69**

Available 2026-A Collections

Lease Payments Received	58,428,175.25
Net Sales Proceeds-early terminations (incl Defaulted Leases)	22,816,810.20
Net Sales Proceeds-scheduled terminations	643,895.59
Excess wear and tear included in Net Sales Proceeds	3,404.99
Excess mileage included in Net Sales Proceeds	38,008.95
Subtotal	**81,888,881.04**
Repurchase Payments	46,778.07
Advances made by the Servicer	0.00
Investment Earnings	76,363.56
Total Available Collections	**82,012,022.67**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,500,005.59
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.98%)	3,781,008.45
(3) Exchange Note Principal Distributable Amount	75,731,008.63
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**82,012,022.67**

Available Funds ABS Notes

Total Exchange Note Payments	**79,512,017.08**
Reserve Account Draw Amount	0.00
Total Available Funds	**79,512,017.08**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,675,576.92
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	75,806,942.93
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,029,497.23
Total Distribution	**79,512,017.08**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,500,005.59	2,500,005.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,675,576.92	2,675,576.92	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	675,724.35	675,724.35	0.00
thereof on Class A-2B Notes	607,800.00	607,800.00	0.00
thereof on Class A-3 Notes	1,217,367.28	1,217,367.28	0.00
thereof on Class A-4 Notes	174,685.29	174,685.29	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,675,576.92	2,675,576.92	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	75,806,942.93	75,806,942.93	0.00
Principal Distribution Amount	75,806,942.93	75,806,942.93	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,008.38
Reserve Fund Amount - Beginning Balance	3,750,008.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,668.45
minus Net Investment Earnings	3,668.45
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,008.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,668.45
Net Investment Earnings on the Exchange Note	
Collection Account	72,695.11
Investment Earnings for the Collection Period	76,363.56

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $305M (19.2%), Class A-2A Notes $265M (16.7%), Class A-2B Notes $200M (12.6%), Class A-3 Notes $465M (29.2%), Class A-4 Notes $66M (4.2%), Certificates $288M (18.1%), Total $1,588M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $79,415,818.85 according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,003,353.89	28,499
Securitization Value beginning of Collection Period	1,500,003,353.89	28,499
Principal portion of lease payments	32,580,498.45	
Terminations- Early	18,013,537.47	
Terminations- Scheduled	450,862.83	
Repurchase Payment (excluding interest)	46,550.91	
Gross Losses	2,218,360.85	
Securitization Value end of Collection Period	1,446,693,543.38	28,087

Pool Factor	96.45%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.40%	10.40%
Weighted Average Remaining Term (months)	30.31	29.43
Weighted Average Seasoning (months)	9.92	10.81
Aggregate Base Residual Value	976,305,121.65	961,838,005.45
Cumulative Turn-in Ratio		44.15%
Proportion of base prepayment assumption realized life to date		207.40%
Actual lifetime prepayment speed		0.63%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,442,502,320.87	28,016	99.71%
31-60 Days Delinquent	3,440,268.88	58	0.24%
61-90 Days Delinquent	750,953.63	13	0.05%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,446,693,543.38	28,087	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.052%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	2,087,915.43	41	2,087,915.43	41
Liquidation Proceeds	2,340,700.47		2,340,700.47	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	(252,785.04)		(252,785.04)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.103)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.103)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.017)%

Average Net Credit Loss / (Gain)   (6,165.49)

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	18,594,845.72	369	18,594,845.72	369
Sales Proceeds and Other Payments Received	21,088,949.27		21,088,949.27	
Residual Loss / (Gain)	(2,494,103.55)		(2,494,103.55)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.016)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.016)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.166)%

Average Residual Loss / (Gain)   (6,759.09)